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Via EDGAR and Email

April 19, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust

DEFA14A filed April 15, 2019

DEFA14A filed April 15, 2019

File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust. (the “Trust,” “we,” “us” or “our”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 15, 2019, with respect to two additional definitive soliciting materials each filed with the Commission on April 15, 2019.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2019

1.	DEF 14A filed April 15, 2019 – Letter to Shareholders dated April 15, 2019

Refer to comment 1 in our prior letter dated April 9, 2019 and your response. In your response, you undertook to address the steps taken by and to be taken in future by the Trust regarding considering and possibly converting the Trust to a corporate structure. As you know, this is one of the steps advocated by the dissident group and the Trust’s proxy statement appeared to indicate you are actively considering it. Despite your undertaking however, we do not believe the April 15, 2019 letter to shareholders addresses the issues raised in comment 1 in our April 9, 2019 letter. Although the April 15, 2019 letter to shareholders makes general statements regarding “evaluating all options” and “ways to continue creating value for shareholders” and touts General Cook’s expertise as an expert in corporate governance, it does not specifically explain where the Trust is on a specific evaluation of the conversion to a corporation. Because this is a central theme of the dissident’s campaign that would appear to be an important consideration in a shareholder’s voting decision, and because we had previously asked you to address it in future soliciting materials and you undertook to do so, please revise to address promptly.

Response:

We acknowledge the Staff’s comment and respectfully note that the Staff’s comment came prior to our filing of additional definitive soliciting material on April 17, 2019, in which we provided appropriate updated disclosure.

We also respectfully refer the Staff to the Background of the Solicitation section in the Trust’s definitive proxy statement filed with the Commission on April 8, 2019, in which we explain in detail the steps taken to investigate the merits of a conversion to a corporation and why the Trust did not pursue such a conversion in the past. At the same time, the nature of the business of the Trust has changed in recent years, in particular, after expanding the Trust’s business into the water business. This is why the Trustees secured the nomination of a true corporate governance expert, General Donald G. Cook, to evaluate the trust structure going forward. The Trustees have considered the possibility of conversion to a corporation, continue to be open to the possibility, and discuss the matter on a regular basis, assessing the possibility in line with strategic objectives.

Lastly, while we are surprised to the Staff taking the position that we are legally required under the Securities Exchange Act of 1934 to elaborate on this, we would hope that the Staff will similarly require the dissidents to address the “central themes” of our campaign. For example, we would like to see disclosure from the dissident group about the following topics that are the Trust’s central campaign themes:

●	Why are the dissidents waging a proxy contest against a company that has outperformed 99% of the New York Stock Exchange?
●	Why do the dissidents believe that their candidate, who has only de minimis public company experience on a board of a micro-cap company, better suited to be a trustee of a ~$7 billion market cap company than General Cook, who has served on numerous large public company boards?
●	What is the connection between Eric Oliver and Horizon Kinetics?

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2019

2.	DEF14A filed April 15, 2019 – Investor (Slide) Presentation April 2019

The cash and cash equivalents figure presented in the summary financial statements presented on page 27 do not appear to be GAAP financial measures. Also, it appears from footnote 1 on that page that you are including 2019 transactions as part of your historical 2018 cash balance number. Tell us why you believe this is appropriate under Rule 14a-9 or revise.

Response:

We acknowledge the Staff’s comment and in response have filed a revised presentation as additional soliciting material on April 18, 2019.

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett